Exhibit 97

Incentive Compensation Recoupment Policy

1.	Purpose of These Policies and Procedures

The Board of Directors of Chicago Atlantic BDC, Inc. (the “Board”) believes that it is in the best interests of Chicago Atlantic BDC, Inc (“LIEN”). and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces LIEN’s compensation philosophy. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”).

2.	Administration, Interpretation and Amendment

This Policy will be administered by the Board. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Securities Exchange Act of 1934 Act, as amended (the “1934 Act”) and the applicable rules or standards adopted by the Securities and Exchange Commission or, if applicable, the Nasdaq Stock Market LLC (“Nasdaq”).

The Board may amend this Policy from time to time in its discretion in order to effectuate any changes with respect to such rules.

3.	Scope, Effective Date and Termination

This Policy applies to LIEN’s current and former executive officers, as determined by the Board in accordance with Section 10D of the 1934 Act, and the listing standards of Nasdaq, and such other senior executives who may from time to time be deemed subject to the Policy by the Board (collectively, the “Covered Executives”). This Policy, and any determinations made by the Board, will be binding and enforceable against all Covered Executives.

This Policy will be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation (as defined below).

As of the Effective Date of this Policy, LIEN has not granted any Incentive Compensation to individuals who would be Covered Executives under this Policy. However, this Policy shall remain in effect and shall apply to any executive officers who may be granted Incentive Compensation in the future, as well as any other individuals who may be designated by the Board as subject to this Policy. The provisions of this Policy shall be enforceable upon the grant of applicable Incentive Compensation. Notwithstanding the foregoing, this Policy shall only apply to Incentive Compensation received (as determined pursuant to this Policy) on or after October 2, 2023. The Board may terminate this Policy at any time.

4.	Definitions

An accounting restatement has occurred if LIEN is required to prepare an accounting restatement of its financial statements due to its material noncompliance with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. All accounting restatements are covered by this Policy regardless of whether such restatement results in the amendment of a previously filed report.

A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, EBITDA, or net income or (ii) stock price and total stockholder return.

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Incentive Compensation means any compensation that is granted, earned, or vested based wholly or in part upon LIEN’s attainment of a financial reporting measure and includes, but is not limited to:

•	non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal;

•	bonuses paid from “bonus pools”, where the size of the pool is determined wholly or in part on the attainment of a financial reporting measure performance goal;

•	other cash awards based on satisfaction of a financial reporting measure performance goal;

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restricted stock, restricted stock units, stock options, stock appreciation rights, performance share units, and other performance- based stock awards relating to stock of LIEN, its investment adviser or any affiliate thereof, that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and

•	proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal.

For the avoidance of doubt, any compensation received that is not linked to the attainment of financial measures, including bonuses tied to operational or strategic measures are not covered under this Policy. Compensation that would not be considered Incentive Compensation includes, but is not limited to:

•	salaries;

•	bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period;

•	non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures;

•	wholly time-based equity awards; and

•	discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.

Overpayment is the amount to be recovered by LIEN and equal to the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts of LIEN and must be computed without regard to any taxes paid. Incentive Compensation is deemed “received” in LIEN’s fiscal period during which the financial reporting measure specified in the incentive- based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.

5.	Recoupment

In the event that LIEN is required to prepare an Accounting Restatement, the Board will reasonably promptly require reimbursement or forfeiture of any Overpayment received by any Covered Executive (i) after beginning service as a Covered Executive, (ii) who served as a Covered Executive at any time during the performance period for the applicable Incentive Compensation and (iii) during the three completed fiscal years immediately preceding the date on which LIEN is required to prepare an accounting restatement and any transition period (that results from a change in LIEN’s fiscal year) within or immediately following those three completed fiscal years.

The Board will recover any Overpayment in accordance with this Policy unless the Board determines, and documents in writing, setting forth the specific facts and analysis supporting the conclusion, that such recovery would be impracticable because:

•	the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; or

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•	recovery would violate home country law of LIEN where that law was adopted prior to November 28, 2022.

For compensation based on stock price or total stockholder return -where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the restatement-the amount to be recovered must be based on a reasonable estimate of the effect of LIEN’s accounting restatement on the stock price or total stockholder return upon which the incentive-based compensation was received, and LIEN would be required to document the determination of the estimate and, if applicable, provide the documentation to Nasdaq.

6.	Method of Recoupment

The Board will determine, in its sole discretion, the method or methods for recouping Incentive Compensation hereunder which may include, without limitation:

•	requiring reimbursement of cash Incentive Compensation previously paid;

•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive Compensation;

•	offsetting the recouped amount from any compensation otherwise owed by LIEN, its investment advisor or any affiliates thereof to the Covered Executive;

•	cancelling outstanding vested or unvested equity awards; and/or

•	taking any other remedial and recovery action permitted by law, as determined by the Board.

7.	Limitation on Recovery; No Additional Payments

The right to recovery will be limited to Overpayments paid or distributed during the three completed fiscal years prior to the date on which LIEN is required to prepare an accounting restatement and any transition period (that results from a change in LIEN’s fiscal year) within or immediately following those three completed fiscal years. In no event will LIEN, its investment adviser or any affiliate thereof award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive Compensation payment.

8.	No Indemnification or Reimbursement for Insurance

LIEN will not (i) indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation or (ii) directly or indirectly reimburse any Covered Executives for insurance obtained by any Covered Executives against the loss of any incorrectly awarded Incentive Compensation.

9.	Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law.

10.	Disclosure

In accordance with applicable disclosure requirements under Item 402(w) of Regulation S-K and any other applicable securities laws or exchange rules, LIEN shall:

•	Disclose in its annual report on Form 10-K or proxy statement, as required, any actions taken pursuant to this Policy, including any amounts recovered;

•	Provide a clear explanation when recovery is not pursued, including the basis for a determination of impracticability;

•	Maintain documentation supporting any estimates of compensation impact from restatements, particularly for stock price or total shareholder return-based awards.

•	All required disclosures shall be made in a timely and accurate manner in accordance with SEC and Nasdaq rules.

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11.	Recordkeeping

LIEN shall maintain appropriate records documenting all actions taken under this Policy, including determinations to pursue or forgo recovery of Overpayments, the rationale for any such decisions, the methods of recovery, and communications with Covered Executives regarding the same.

12.	Successors

This Policy is binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Date Adopted: April 17, 2025

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